

PTT Exploration and Production Public Company Limited
A Company of PTT Group

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

PTTEP No. 1.910/ 439 /2006


06018897

November 24, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Award of Petroleum Concessions

Reference is made to the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels in which PTTEP Siam Limited or PTTEPS, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP (shareholder of PTTEPS), submitted its proposals for Petroleum Concessions Blocks L21/48, L28/48 and L29/48. The Company wishes to announce that the Cabinet has approved the above-mentioned proposals, details as followed:

1. Concession Block L21/48, covering northeastern area of Nam Phong with the total area of 3,879 square kilometers in the northeastern province. PTTEPS (as the operator) will hold 100% interest.

2. Concession Block L28/48, covering Chonnabot and Chaturus Structures with the total area of 3,962 square kilometers in the northeastern province. PTTEPS (as the operator) will hold 100% interest.

3. Concession Block L29/48, covering Chonnabot Structures with the total area of 3,962 square kilometers in the northeastern province. PTTEPS (as the operator) will hold 100% interest.

Yours sincerely,

Suwit Pitrchart
Executive Vice President, Business Development and International Division
Acting President



ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 1.910/ 446 /2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

November 27, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Participation in the Petroleum Exploration Block Bengara I, Indonesia

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that on November 24, 2006, PTTEP Bengara I Company Limited or PTTEPB (a subsidiary of PTTEP) signed a Farm-in/Farm-out Agreement to acquire the interest in the Bengara I Production Sharing Contract, with PT Medco E&P Bengara. The participating interest for PT Medco E&P Bengara (the Operator) will be 60%, and for PTTEPB 40%.

The block Bengara I covers an area of approximately 2,311 square kilometers. The block is located onshore, in the east of Kalimantan, Indonesia. A primary geological study for Block Bengara I indicates crude oil potential. The Company plans to drill one exploration well in 2006.

Yours sincerely,

Asdakorn Limpiti
Vice President, Strategy and Capability Development Division
Acting President